EXHIBIT 23.2

                          INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Alfacell Corporation:

      We consent to the use of our report dated November 4, 2002 included herein, which report is based in part on a report of other auditors, and to the references to our firm under the heading "Experts" and "Selected Financial Data" in the prospectus.

      Our report dated November 4, 2002 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has a working capital deficit and has limited liquid resources which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                    /s/ KPMG LLP
                                                    KPMG LLP

Short Hills, New Jersey
January 7, 2004